January 19, 2010

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Global Geophysical Services, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 3, 2009

File No. 333-162540

Dear Mr. Schwall:

Global Geophysical Services, Inc. (the “Company”), hereby submits the following responses to your letter dated December 22, 2009, containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on December 3, 2009, File No. 333-162540. For your convenience, the Company has reproduced your comments in this letter in bold italics typeface, and has made its corresponding responses below the applicable comment in normal typeface. Page references contained in the Company’s responses are to the amended pages of the prospectus that are being submitted to the Staff on a supplemental basis with this letter. The Company respectfully requests that the Staff advise the Company at its earliest convenience whether the Company’s responses adequately address each of the Staff’s comments.

General

1.                                      Please include the calculation of fee table in your next amendment with additional detail to show how much of the dollar amount of securities will be offered by the company and how much will be offered by selling stockholders.

Response:                                        The Company has complied with this comment.  See the cover page of the enclosed marked copy (the “Marked Copy”) of the Amended Registration Statement.

2.                                      We remind you of prior comments 2 and 3.  We will need sufficient time to review all new material and to process any request for confidential treatment.  You will not be in a position to request accelerated effectiveness for the registration statement until all items, including matters related to the confidential treatment request, have been resolved.

Response:                                        The Company understands that the Staff will need sufficient time to review all new material and to process any request for confidential treatment and has submitted its request for confidential treatment on January 15, 2010.

3.                                      File all material contracts as exhibits, and describe in the prospectus in appropriate detail the material terms thereof.  For example, you refer to supply agreements and key suppliers at pages 10-11, but it is unclear whether you have described all such agreements and you do not appear to have filed as an exhibit any contract with ION Geophysical.

Response:                                        The Company has filed all of its material agreements.  The Company does not have a binding supply contract with ION Geophysical.  All purchases from ION are made through individual purchase orders, none of which is material individually, or in the aggregate.

4.                                      Similarly, describe the agreement with Kelso in necessary detail, and provide risk factor disclosure as appropriate.  In that regard, it does not appear that you have discussed the potential impact of all the material terms of the contract, including Section 4 relating to the required future sale of the company.

Response:                                        Section 11.2(b) of the Stockholders Agreement provides:

“All rights and obligations pursuant to this Agreement other than pursuant to Section 7 and related provisions of this Agreement shall terminate upon the occurrence of an IPO and the rights and obligations under Section 1 shall also terminate upon Kelso’s Transfer to a Third Party Investor of more than 50% of the Preferred Stock it has purchases pursuant to the Subscription Agreement.”

The offering contemplated by the Registration Statement will constitute an IPO for purposes of the Stockholders Agreement, and the only rights under the Stockholders Agreement that will survive the IPO will be the registration rights and related rights thereunder. In addition, pursuant to a letter agreement dated December 1, 2006, Kelso will have the right to be reimbursed for expenses incurred in connection with their investment in the Company and to be indemnified for any claims brought against them arising out of their investment in the Company. Additional disclosure has been added to page 26 and page 102 of the Marked Copy.

Summary, page 1

5.                                      We remind you of prior comment 17.  Although the summary continues to provide disclosure that is repeated word-for-word in the Business section, the summary does not include a discussion of the challenges that you now describe at page 56.  Please revise accordingly.

Response:                                        The Company has added a challenges discussion to the summary. See pages 5 and 6 of the Marked Copy.

Recent Trends Affecting Our Business, page 46

6.                                      Revise to discuss in further detail how you were able to reduce your operating expenses 29.1% in the most recent nine-month period.  If, as the disclosure at page 42 suggests, the bulk of this reduction resulted from reducing crew activity, make this clear at page 36.  We note the “primarily” reference in that regard, and remind you of prior comment 14.

Response:                                        The bulk of the reduction was effected by a reduction in crew activity. The Company has clarified this language in both places. See pages 43 and 49 of the Marked Copy.

Principal and Selling Stockholders, page 90

7.                                      Please disclose the identities of all selling stockholders in your next amendment.  In addition, ensure that you provide in that amendment all the disclosure required by Items 403 and 507 of Regulation S-K.  In this regard, we note your disclosure on the cover page indicating that several of your officers will be selling shares in this offering.

Response:                                        The Company listed its currently known selling stockholders and provided the required disclosure. See pages 103 and 104 of the Marked Copy.

8.                                      To the extent you plan to offer shares for the accounts of your major entity shareholders, revise the table to disclose the individual with voting or investment control over such shares.  In addition, if you determine that such shareholder is a registered broker-dealer, please revise your disclosure to indicate that the selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services.  If a selling shareholder is an affiliate of a registered broker-dealer, please revise your disclosure to indicate that the selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services.  If a selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.  If not, you must indicate that such selling shareholder is an underwriter.

Response:                                        The Company has revised this section to address this comment. See page 104 of the Marked Copy.

Description of Capital Stock, page 92

9.                                      We remind you of prior comment 21.  Also, we note the new disclosure under “Corporate Opportunities.”  Expand the disclosure to state precisely when these provisions were added to the charter, why they were added, and by what means they were added.

Response:                                        The Company has revised this section to address this comment. See pages 106 and 107 of the Marked Copy. The Plan of Reorganization, the Third Amended and Restated Certificate of Incorporation and the Bylaws are included as Exhibits to the Marked Copy.

10.                               Provide precise Risk Factor disclosure regarding the agreements with Kelso, as appropriate.

Response:                                        The Company will have no on-going obligations to Kelso other than Kelso’s registration rights under the Stockholders Agreement and Kelso’s right to be reimbursed and indemnified under the December 1, 2006 letter agreement. Please see page 26 of the Marked Copy for changes to the risk factors addressing the registration rights.

Shares Eligible for Future Sale, page 97

11.                               Describe the lock-up agreements in greater detail, and file them as exhibits.  Clarify whether all selling stockholders must wait 180 days or obtain prior consent to sell any of the shares which form the registered resale portion of this offering.

Response:                                        The Company has filed the forms of lock-up agreement as Exhibits 10.26 and 10.27 and clarified the discussion of the application of the lockup period. See page 112 of the Marked Copy.

Note 2 — Summary of Significant Accounting Policies

Revenue Recognition, page F-8

12.                               We note from your response to prior comment numbers 27 and 28 that you recognize revenue in accordance with the percentage of completion method for your multi-client service contracts.  Please explain how you have determined that these contracts are in the scope of SOP 81-1 and that it is appropriate to apply the percentage of completion method to these contracts.  As part of your response, please address the following specific comments.

•                                          Your disclosure on page 35 states that you set the specifications of the multi-client programs (with some input from your clients).  SOP 81-1, paragraph 11, states, “[t]his statement of position applies to accounting for performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or the provision of related services that are reported in financial statements prepared in conformity with generally accepted accounting principles.”  Please explain how you determined that it is appropriate to apply SOP 81-1 to contracts where you and not the customer determine the specifications of the contract.

•                                          Your disclosure on page 35 also states that you maintain ownership of the seismic data and its corresponding revenue stream.  Pursuant to SOP 81-1, paragraph 22, the percentage of completion method recognizes the legal and economic results of contract performance for contracts where performance is, in effect, a continuous sale (transfer of ownership rights) that occurs as the work progresses.  Therefore, the percentage of completion method is generally applied to contracts where the contractor does not have ownership rights to the work-in-progress and has in essence agreed to sell the work-in-progress to the customer as work progresses.  Therefore, please clarify how you have determined that it is appropriate to apply the percentage-of-completion method in accordance with SOP 81-1 to your multi-client contracts.

•                                          Your disclosure on page 35 also states that in return for the pre-commitment payments, your client shave some influence with respect to project specifications and receive favorable pricing.  Please explain the product or service that you are required to deliver to your clients in return for the pre-commitment funding.  Explain the deliverable for which your clients will receive favorable pricing.

•                                          Explain how you apply the percentage of completion method to your multi-client contracts when you capitalize costs incurred.  Please explain how you calculate and estimate contract costs for these contracts.

•                                          Explain how you determined that these arrangements should not be accounted for as funded research and development arrangements in accordance with SFAS 68.

Response:                                        The Company recognizes revenue from multi-client service contracts when (i) the Company has an arrangement with the customer that is validated by a signed contract and a licensing arrangement, (ii) the sales price is fixed and determinable, and (iii) collection is reasonably assured. Such revenues will be recognized throughout the creation period using the proportionate performance method based upon quantifiable measures of progress such as square mile or linear kilometers of data acquired.  We believe that the wording “proportionate performance” better articulates our revenue recognition policy over the previous language of “percentage of completion” as the progress is measured by output of data acquired, and we are creating an intangible asset and providing availability to the data acquired under a license.  We want to emphasize that there is no difference in the timing or amount of revenue or cost recognized under this method versus the percentage-of-completion method.  Accordingly, all references to percentage-of-completion have been removed from the document.  See pages 40, 41, 46 and F-8 of the Marked Copy to indicate the new reference to proportionate performance.

In regards to the specific points that are to be addressed, please note the following, as each corresponds to the respective bullet point in the comment:

First and second bullet points:

•                  We follow the proportionate performance method in recognizing revenue and expenses and our disclosures have been amended to reflect that.  Accordingly, all references to “percentage-of-completion” have been deleted.

Third bullet point:

•                  The pre-funding commitment is payment for  a license. The deliverable is the acquired data which is made available to the customer under the license.  This is the basis for the revenue recognition—it is output driven.  The word “favorable” could be misleading as pre-commitment sales are not always priced lower than late sales. However, there could be instances where late sales are at a lower rate due to market conditions.  As such, the wording will be changed to indicate “pre-commitment” pricing, to indicate pricing during the early stages of the project.  See pages 41, 46 and F-8 of the Marked Copy.

Fourth bullet point:

•                  Multi-client costs are comprised of all direct acquisition costs including, but not limited to: salaries and benefits, depreciation, charter and other lease and rental payments, third-party services, maintenance, fuel, utilities, supplies, mobilization and demobilization, etc. General and administrative costs are not considered part of the costs to be capitalized.

Acquisition costs are tracked by crew and by project. At the inception of a survey, the project is identified as multi-client. The costs of that survey are accumulated by project, capitalized, and amortized as revenue is recognized.

The book value of a survey shall never be greater than the balance that would have been recorded had the survey been amortized on a 4-year straight-line basis from its date of completion. This will ensure that multi-client seismic library costs are amortized to expense over a period not to exceed 4 years.

In addition, costs are evaluated for impairment in accordance with appropriate guidance.

We believe that the best way to explain the accounting for our multi-client service contracts is to provide a simplified example of the process:

Total survey:  1,000 square miles

Total cost:  $1MM

Total estimated  survey revenue:  $2MM (includes $1MM of precommitments and $1MM of estimated late sales)

Calculated cost of sale percentage:  50% of revenue ($1MM/$2MM)

Acquired square miles for which data is made available to client at end of period:  200 square miles

Revenue to be recognized at end of period:  ($1M (precommitment funds) /1000 sq. miles * 200 sq. miles = $200K

Cost to be recognized at end of period: (50%*$200K)  = $100K (50% of revenue is recognized as cost of sale)

Fifth bullet point:

•                  We believe that our multi-client projects do not constitute funded research and development arrangements as per SFAS 68, as the seismic data we acquire is a defined product and there is no risk that the product will not have value. There is no question as to the technical success of the information delivered—there is question regarding whether the customer who obtains the data under a license will find commercially exploitable hydrocarbons utilizing the data, but that does not have any economic impact on our Company. In addition, the monies paid under the license are nonrefundable, regardless of the outcome of the data as utilized by the customer.

Note 9 — Long-Term Debt, page F-18

13.                               We  note your response to our prior comment 33 and the disclosure added to your filing regarding the interest rate swap.  Based on these disclosures, it appears you are not applying hedge accounting to the swap and instead are marking the derivative to fair value at each reporting period with changes recorded to the income statement.  If true, please expand your disclosures to state the method of accounting applied to your derivative instruments held.

Response:                                        We have expanded our disclosure to state the method of accounting applied to our interest rate swap.  See page F-19 of the Marked Copy.

Exhibit Index, page II-8

14.                               Please file all exhibits as soon as practicable.  In addition, absent a request for confidential treatment, you need to file in their entirety each exhibit, including all schedules.  For example, the Stockholders Agreement filed as Exhibit 10.14 appears to include at least two schedules that have been omitted.  If you do  not provide all remaining exhibits with the next amendment, explain to us the reason(s) for the continued delay in that regard.

Response:                                        The Company has filed all the required exhibits other than the underwriting agreement, a form of specimen stock certificate and our legal opinion, which will be filed later. In addition, the exhibits filed contain all of the exhibits and schedules constituting a part of those documents.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ Bryce D. Linsenmayer
Bryce D. Linsenmayer

cc w/enclosures:	Shannon Buskirk (SEC)
Chris White (SEC)
John Lucas (SEC)
Timothy Levenberg (SEC)